0-29432

02050204

As filed with the Securities and Exchange Commission on August 5, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

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MODERN TIMES GROUP MTG AB

FINANCIAL RESULTS FOR THE PERIOD JANUARY – JUNE 2002

Stockholm, August 5, 2002 - Modern Times Group MTG AB ("MTG") (Stockholmsbörsen: MTGA, MTGB; Nasdaq: MTGNY) today announced its preliminary financial results for the first six months of 2002.

- **NET SALES AMOUNTED TO SEK 1,505 (1,627) MILLION FOR THE SECOND QUARTER, DUE TO WEAK ADVERTISING MARKETS.**
- **OPERATING INCOME AMOUNTED TO SEK 204 (115) MILLION FOR THE QUARTER, INCLUDING SEK 163 MILLION CAPITAL GAIN FROM SALE OF 5% STAKE IN TV4 AB AND LOWER SHARE OF EARNINGS FROM ASSOCIATED COMPANIES OF SEK –16 (36) MILLION.**
- **PAY-TV OPERATING INCOME DOUBLED DURING THE QUARTER TO SEK 88 (45) MILLION WITH INCREASED NUMBER OF DIGITAL SUBSCRIBERS AND THE NUMBER OF GOLD SUBSCRIBERS WERE STABLE.**
- **TV3 BALTICS NET SALES UP 39% QUARTER-ON-QUARTER, AND OPERATING INCOME AMOUNTED TO SEK 11 (-4) MILLION.**
- **THE NEW MEDIA BUSINESS AREA PROFITABLE FOR THE FIRST TIME ON A QUARTERLY BASIS WITH AN OPERATING INCOME OF 8 (-32).**

FINANCIAL SUMMARY

In SEK million	2002 Q2	2001 Q2	2002 H1	2001 H1	2001 FY
Net sales	1,505	1,627	2,922	3,135	6,402
Earnings before depreciation and amortisation	262	175	345	297	596
Operating income	204	115	224	181	360
- of which, non-recurring items	163	-	163	-	-15
Net interest and other financial items *	-151	-30	-110	-58	-110
Pre tax profit	53	85	114	123	250
Net income	15	36	47	60	121
Earnings per share (SEK)	0.22	0.55	0.71	0.90	1.82
Total assets	6,869	7,479	6,869	7,479	6,941

* Net interest and other financial items includes net interest costs of SEK 11 million for the quarter and SEK 25 million for the first six months, and unrealised exchange rate losses of SEK 126 million for the quarter and losses of SEK 71 million for the first six months, mainly relating to the translation of receivables on Metro from USD to SEK, and the translation of the convertible bonds from EUR to SEK.

THE GROUP

MTG is an international media company with principal operations in eight countries in the Scandinavian and the Baltic regions. Certain subsidiaries operate globally and consequently MTG totally operates in more than 30 countries. The business consists of seven business areas. The TV operations are included in Viasat Broadcasting, production of movies and TV-programmes in Modern Studios, traditional home-shopping and e-commerce in TV-Shop, subtitling and dubbing in SDI Media, printed products including services containing financial information in MTG Publishing, commercial radio stations in MTG Radio, and businesses such as a digital TV and teletext services in New Media.

MTG is the largest Free-TV operator in the Nordic and Baltic regions, as well as the third largest DTH Pay-TV operator in Europe, with the largest number of DTH subscribers in the Nordic region. MTG is the global market leader when it comes to subtitling and dubbing, and the largest commercial radio operator in northern Europe. Through Strix Television, MTG is the leading Reality TV producer on the international market.

In May MTG reduced its share holding in TV4 by one million shares, resulting in a capital gain of SEK 163 million. MTG's interest in TV4 is thereby decreased to 3,020,013 shares or from 20.1% to 15.1% of the capital. As a result, MTG's participation in the earnings of TV4 has only been consolidated until the middle of May 2002, and will not be included in the future.

MTG subscribed to an issue of convertible notes by its former subsidiary, international publishing group Metro International S.A. during May. The principle amount of the notes is USD 20 million, with a five-year yield to maturity in 2007. The notes are convertible into Metro International S.A. B shares at a price of USD 2.01 (SEK 20.50) per share and have an annual coupon of 6.25%.

MTG received regulatory approval for its acquisition of 36.3% of the shares in the privately owned US company, StoryFirst Communications, Inc. The company owns a majority stake in the second largest commercial TV network in Russia as well as shares in six Russian radio stations. Earnings from this associated company have been consolidated with effect from 1 January 2002.

Viasat Broadcasting launched a second free-TV station in Lithuania, Tango TV, in April.

During the quarter MTG's teletext business expanded its operations in Spain by launching its services on Canal 7 in Madrid. Earlier this year Everytext expanded its teletext services on eight local TV stations in Spain.

DVDON, a new Internet site, offering sale of DVDs, was successfully launched during the quarter.

During the first quarter 2002 MTG acquired the remaining shares in its Estonian television and radio operations, the Lugna Favoriter radio station in Stockholm, as well as the weekly financial newspaper Vision, which was merged with Finanstidningen into the new daily business paper Finans Vision.

OPERATING REVIEW BY BUSINESS AREA

During the period TV8 has been moved from Publishing to Viasat Broadcasting and the historical figures have been re-stated accordingly.

Viasat Broadcasting

Viasat Broadcasting produces and broadcasts 20 TV-channels in nine countries. The channels include the well-known brands TV3 and TV1000. From being a successful Scandinavian and Baltic broadcaster, the formats have recently been exported to new growth territories such as Viasat3 in Hungary and Darial TV and CTC in Russia. Due to the weak advertisement markets in Scandinavia, the revenues for the free-TV stations in the territory has decreased, whereas the TV stations in the Baltic's and in Russia increased sales in strong markets. Share of earnings from Story First Communications Inc. is included in the operating income for the period.

Net sales for the Pay TV operations, increased by 12% and the operating income doubled year-on-year.

(Thousands subscribers)	June 2002	June 2001
Cardholders	1,045	1,115
- of which, digital subscribers	577	486
Viasat Gold package premium subscribers	426	420
Other premium package subscribers	30	40
TV1000	488	489

Net sales: SEK 1,140 (1,152) million for the second quarter and SEK 2,145 (2,180) million year to date
Operating income: SEK 262 (173) million for the second quarter and SEK 326 (259) million year to date

Modern Studios

Modern Studios includes the content producing companies of MTG, with the leading production house of Reality TV formats - Strix Television, the market leader of Swedish cinema distribution – Sonet, the international movie rights company – Modern Entertainment, and the new game producer Modern Games as well as the boxing promotion company Modern Sports and Events. Weaker demand from broadcasters, as well as a back-end loaded movie release schedule for Sonet during 2002, have impacted sales and profitability during the quarter.

Net sales: SEK 137 (152) million for the second quarter and SEK 274 (324) million year to date
Operating income: SEK 4 (17) million for the second quarter and SEK 13 (37) million year to date

TV-Shop

TV-Shop includes traditional home shopping, e-commerce through CDON, which is the second largest Internet CD retailer in Scandinavia, and the logistics company, ECL.

TV-Shop reaches more than 100 million people in Europe, including its 24-hour shopping channel PIN24 in the UK, Germany, Austria and Switzerland. Despite the adverse impact of sales during the quarter due to the World Cup in football, the company improved its operating income to SEK 0.1 (-11) million.

CDON increased its revenues by 59% in the quarter and the company is profitable since twelve months. DVDON, a new Internet site, offering sale of DVDs, was successfully launched during the quarter in order to capture market share in the strong growing DVD segment.

Net sales: SEK 152 (188) million for the second quarter and SEK 323 (400) million year to date
Operating income: SEK 4 (-10) million for the second quarter and SEK 12 (-1) million year to date

SDI Media

SDI Media operates in 19 countries and is the global market leader in the field of translating, subtitling and dubbing for TV, Video, Film and DVD, with more than 60% of the world market share in DVD feature subtitling. SDI Media has contracts with all of the major Hollywood Studios as well as international TV-channels such as Discovery.

The business area increased net sales by 6% in the second quarter, improved operating income by 88%, and delivered an operating profit margin of 15% (8%).

Net sales: SEK 102 (96) million for the second quarter and SEK 192 (179) million year to date
Operating income: SEK 15 (8) million for the second quarter and SEK 23 (14) million year to date

Publishing

Publishing includes the Group's companies that produce information services in the financial segment, such as Finans Vision, the largest daily business paper in Stockholm. The successful publishing house, Brombergs, is also incorporated in the business area, as well as the Swedish monthly magazines, Moderna Tider and Kapital.

The new daily financial paper Finans Vision, launched in March, was further developed to a free distributed financial daily newspaper in Stockholm during the quarter, in addition to home delivery for the newspaper's subscribers, and thereby delivering a higher concentration of the reader target group to advertisers. The ongoing cost base has consequently been further reduced during the second quarter. The launch of the new product in combination with a continued weak print advertising market has impacted the revenues negatively during the quarter.

Net sales: SEK 26 (47) million for the second quarter and SEK 70 (94) million year to date
Operating income: SEK -24 (-14) million for the second quarter and SEK -50 (-25) million year to date

Radio

MTG Radio is the largest commercial radio operator in northern Europe, and owns or holds stakes in the leading commercial radio networks in Sweden (Rix FM), Norway (P4 Radio Hele Norge), and Finland (Radio Nova). In addition to this the Group owns the Star FM radio stations in Estonia and Latvia, and Power Hit Radio in Tallinn. MTG Radio acquired Lugna Favoriter during the first quarter and is thereby the owner of the two highest rated commercial radio stations in Stockholm, Lugna Favoriter and Power Hit Radio.

During the second quarter net sales increased due to the acquisition of Lugna Favoriter. MTG Radio gained market shares in a weak advertisement market. The combination of higher operating costs for running Lugna Favoriter and lower share of earnings from participations, which reached SEK -12 (8) million, have impacted the results during the second quarter.

Net sales: SEK 44 (38) million for the second quarter and SEK 76 (68) million year to date
Operating income: SEK -17 (6) million for the second quarter and SEK - 29 (8) million year to date

New Media

New Media includes MTG's teletext operations in Scandinavia and in Spain, the new services on the digital-TV platform and mobile Internet services. The division also includes MTG's 50% share of the Nordic operations of Everyday.com.

The growth in net sales of 18% is mainly attributable to a strong performance in the teletext operation, which also expanded its business during the quarter by introducing teletext services on additional TV stations in Spain. The operating margin on the wholly owned businesses amounted to 46% or SEK 12 (-12) million for the second quarter. Everyday.com has been downscaled during the year, which improved the results to SEK -4 (-20) million during the quarter.

Net sales: SEK 26 (22) million for the second quarter and SEK 55 (43) million year to date

Operating income: SEK 8 (-32) million for the second quarter and SEK 4 (-47) million year to date

FINANCIAL REVIEW

Equity/assets ratio

The Group's equity to assets ratio was 46% (44%) at 30 June 2002. The ratio is defined as the sum of consolidated equity and minority interests, including the € 120 million of subordinated convertible debentures, as a percentage of total assets.

The Group holds minority interests in TV4 AB and P4 Radio Hele Norge ASA, as well as shares in, and convertible loans to, Metro International S.A. These holdings are treated as fixed assets. The aggregate market value of these securities amounted to SEK 1,029 (1,825) million at 30 June 2002. The combined book value of these securities amounts to SEK 639 (576) million. After adjusting for differences in market values and book values and deferred taxes, the equity to assets ratio at 30 June 2002 was 48% (51%). The Group reduced its shareholding in TV4 AB during the quarter with 5 % to 15,1%.

Liquid funds

The Group's liquid funds, including available credit facilities, amounted to SEK 362 (828) million at June 30 2002.

Net debt

The Group's net debt amounted to SEK 1,181 (889) million at the close of the reporting period. The Group's net debt is defined as interest-bearing liabilities, including the convertible debentures, less interest-bearing assets. Excluding the convertible debentures, MTG's net debt amounted to SEK 91 million.

Capital expenditure

The Group's capital expenditure during the first six months of the year amounted to SEK 44 (41) million. In addition to this the group invested 281 (76) million in shares and 204 million in convertible bonds in Metro International S.A.

Depreciation

The Group's depreciation and amortisation for the first half of 2002 amounted to SEK 121 (116) million.

Earnings per share

Earnings per share for the second quarter amounted to SEK 0.22 (0.55) and for the first half of 2002 earnings per share amounted to SEK 0.71 (0.90).

OTHER INFORMATION

MTG's financial results for the third quarter of 2002 and nine months ended 30 September 2002 will be released on 23 October 2002.

This interim report has not been subject to review by the Company's auditors.

Stockholm, August 5, 2002
Hans-Holger Albrecht
President & CEO

For further information, please visit www.mtg.se, **email** info@mtg.se, **or contact:**

Hans-Holger Albrecht, President & CEO	tel: +46 (0) 8 562 000 50
Mia Brunell, Chief Financial Officer	tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations	tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has seven business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries), New Media (text-TV, interactive digital-TV, and mobile Internet), Radio (seven networks in five countries), Publishing (financial news and information services), TV Shop (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

CONSOLIDATED STATEMENT OF PROFIT & LOSS (MSEK)	2002 Q2	2001 Q2	2002 H1	2001 H1	2001 FY
Net sales	1 505	1 627	2 922	3 135	6 402
Cost of goods and services	-1 026	-1 065	-1 984	-2 049	-4 104
Gross income	479	562	938	1 086	2 298
Selling, administrative, research and development expenses	-395	-434	-773	-817	-1 745
Other operating revenues	0	2	9	7	21
Other operating expenses	-27	-51	-83	-107	-224
Share of earnings in TV4	-13	43	-18	38	59
Share in earnings of other associate companies	-3	-7	-12	-26	-34
Non-recurring items					
Viasat digital project	-	-	-	-	-15
Income from sale of shares in TV4	163	-	163	-	-
Operating income (EBIT)	204	115	224	181	360
Net financial revenue and expense	-129	-27	-121	-55	-43
Income after financial revenue and expense excluding interest on convertible debentures	75	88	103	126	317
Unrealised exchange rate gains/losses relating to convertible debentures	-7	-	40	-	-34
Interest on convertible debentures	-15	-3	-29	-3	-33
Income before tax	53	85	114	123	250
Taxes	-40	-49	-72	-64	-132
Minority interests	2	0	5	1	3
Net income for the period	15	36	47	60	121
Shares outstanding at quarter-end excl. convertible debentures and options	66.375.156	66.375.156	66.375.156	66.375.156	66.375.156
Shares outstanding at quarter-end incl. convertible debentures and options*	66.375.156	66.375.156	66.375.156	66.375.156	66.375.156
Basic average number of shares outstanding	66.375.156	66.375.156	66.375.156	66.375.156	66.375.156
Fully diluted number of shares outstanding*	66.375.156	66.375.156	66.375.156	66.375.156	66.375.156
Basic earnings per share (SEK)	0.22	0.55	0.71	0.90	1.82
Fully diluted earnings per share (SEK)*	0.22	0.55	0.71	0.90	1.82

* The Group has issued convertible debenture loans that may be converted into 2.790.994 new class B-shares, and a share option programme that may be converted into 2.052.840 new class B-shares. These have not been included in the dilution as the conversion price is significantly higher than the market price at the June 30, 2002.

REVIEW BY BUSINESS AREA (MSEK)	2002 Q2	2001 Q2	2002 H1	2001 H1	2001 FY
Net sales by business area					
Viasat Broadcasting	1 140	1 152	2 145	2 180	4 553
New Media	26	22	55	43	107
Radio	44	38	76	68	124
Publishing	26	47	70	94	177
TV Shop	152	188	323	400	755
SDI Media	102	96	192	179	397
Modern Studios	137	152	274	324	627
Parent company and other companies	17	28	44	53	110
Eliminations	-139	-96	-257	-206	-448
	1 505	1 627	2 922	3 135	6 402
Operating income by business area					
Viasat Broadcasting	112	130	181	221	478
Sales of shares in TV4	163	-	163	-	-
Shares of earnings in TV4	-13	43	-18	38	59
Viasat digital project	-	-	-	-	-15
New Media	8	-32	4	-47	-70
Radio	-17	6	-29	8	13
Publishing	-24	-14	-50	-25	-69
TV Shop	4	-10	12	-1	-33
SDI Media	15	8	23	14	42
Modern Studios	4	17	13	37	79
Parent company and other companies	-45	-30	-70	-57	-112
Eliminations	-3	-3	-5	-7	-12
	204	115	224	181	360

CONSOLIDATED BALANCE SHEET (MSEK)	2002-06-30	2001-06-30	2001-12-31
Non-current Assets			
Capitalised development expenses	40	68	62
Beneficial rights	292	318	310
Goodwill	1 051	1 082	1 033
Machinery and equipment	238	255	253
Shares and participations	604	299	406
Long term receivables	1 010	933	1 045
	3 235	2 955	3 109
Current assets			
Inventory	1 646	1 423	1 725
Current receivables	1 681	1 950	1 852
Cash, cash equivalents and short term investments	307	1 151	255
	3 634	4 524	3 832
Total assets	6 869	7 479	6 941
Shareholders' equity			
Restricted equity	1 808	1 673	1 733
Non-restricted equity	274	205	215
	2 082	1 878	1 948
Minority equity interests	4	2	5
Provisions	134	149	132
Long term liabilities			
Convertible debenture loan 2001/2006	1 090	1 102	1 130
Other interest bearing liabilities	703	1056	361
Non-interest bearing liabilities	18	37	27
	1 811	2 195	1 518
Current liabilities			
Other interest bearing liabilities	354	325	350
Non-interest bearing liabilities	2 484	2 930	2 988
	2 838	3 255	3 338
Total shareholders' equity and liabilities	6 869	7 479	6 941

CONSOLIDATED STATEMENT OF CASH FLOWS	2002 Q2	2001 Q2	2002 H1	2001 H1	2001 FY
Net income for the period	15	36	47	60	121
Adjustments to reconcile net income to net cash provided by operations	162	57	218	154	221
Changes in working capital	-167	47	-253	-273	-420
Net cash flow from operations	10	140	12	-59	-78
Investments in shares in subsidiaries and associates	-220	-76	-281	-76	-106
Proceeds from sales of shares in associates	204	-	204	-	-
Other investments in shares and securities	-204	-	-204	-	-
Investments in other non-current assets	-17	-15	-44	-41	-161
Other cash flow from investing activities	33	48	33	48	49
Cash flow to investing activities	-204	-43	-292	-69	-218
Cash flow from/to financing activities	33	885	332	987	259
Net change in cash and cash equivalents for the period	-161	982	52	859	-37

RECONCILIATION OF SHAREHOLDERS' EQUITY (MSEK)	Share capital	Restricted reserves	Non-restricted Reserves	Total
Closing balance at December 31, 2001	332	1 401	215	1 948
Net result for January-June 2002	-	-	47	47
Currency translation differences	-	-	87	87
Transfer between restricted and non-restricted reserves	-	75	-75	0
Closing balance at June 30, 2002	332	1 476	274	2 082

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: ____________________
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: 8/5/02